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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67594

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EDGEPOINT CAPITAL ADVISORS LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2000 Auburn Drive, Suite 330
(No. and Street)

Beachwood	OH	44122
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Zucker	216-831-2430	tzucker@edgepoint.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hobe and Lucas Certified Public Accountants, Inc.
(Name – if individual, state last, first, and middle name)

4807 Rockside Road, Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

10/20/2003	126
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Thomas Zucker, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Edgepoint Capital Advisors LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Thomas Zucker

Title: President

John F. Herubin
Notary Public

JOHN F. HERUBIN, ATTORNEY NOTARY PUBLIC • STATE OF OHIO MY COMMISSION HAS NO EXPIRATION DATE SECTION 147.03 O.R.C.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to ~~consolidated~~ financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: Copy of SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EdgePoint Capital Advisors, LLC
Beachwood, Ohio

We have audited the accompanying statement of financial condition of EdgePoint Capital Advisors, LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of EdgePoint Capital Advisors, LLC as of December 31, 2021 in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of EdgePoint Capital Advisors, LLC's management. Our responsibility is to express an opinion on EdgePoint Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to EdgePoint Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hobe & Lucas
Certified Public Accountants, Inc.

We have served as EdgePoint Capital Advisors, LLC's auditor since 2010.

Independence, Ohio
February 17, 2022

EDGEPOINT CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Current Assets		
Cash and cash equivalents	$	998,062
Accounts receivable		33,673
Prepaid expenses and other receivables		66,580
Total Current Assets		1,098,315
Property and Equipment - At Cost		
Equipment		14,099
Furniture and fixtures		41,488
		55,587
Less: Accumulated depreciation		55,587
Net Property and Equipment		-
Other Assets		
Goodwill		28,750
Total Assets	$	1,127,065

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable	$	43,007
Accrued expenses		9,410
Total Current Liabilities		52,417
Member's Equity		1,074,648
Total Liabilities and Member's Equity	$	1,127,065

See accompanying notes to financial statements.

EDGEPOINT CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 - NATURE OF OPERATIONS

EdgePoint Capital Advisors, LLC (the Company) is registered with the United States Securities and Exchange Commission as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA). The Company acts as an advisor on merger and acquisition transactions to privately held entities and is registered in various states.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of EdgePoint Capital Advisors, LLC is presented to assist in understanding the Company's operations and financial position. The financial statements and notes are representations of the Company's member who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Credit Risk
The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced, nor does it expect any losses in such accounts.

Accounts Receivable
Accounts receivable are uncollateralized customer obligations due under normal trade terms which are stated at the amount billed to the customer. Management reviews all accounts receivable balances past due and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2021, there was no allowance deemed necessary.

Fixed Assets
Fixed assets are recorded at cost and include additions and improvements that extend the useful lives of the assets. Maintenance, repairs and renewals, which neither materially add to the value of the property nor appreciably prolong its life, are charged to expense as incurred.

Depreciation expense is calculated on the straight-line method over the estimated useful lives of the respective assets as follows:

Office furniture and fixtures	5 years
Computer equipment	3 years

Depreciation expense for the year ended December 31, 2021 was $-0-.

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of 90 days or less to be cash equivalents.

NOTE 2 – Summary of Significant Accounting Policies (continued)

Revenue Recognition

ASC requires that revenue is recognized on contracts when the Company satisfies its performance obligations. The recognition and measurement of revenue is based on the assessment of the terms of the individual contracts. Determining whether services are considered distinct performance obligations satisfied over time or at a point in time requires the Company to make significant judgements that may affect the timing and measurement of revenue recognition. The Company applies the requirements to its revenue streams:

Commitment Fees – The Company earns a commitment fee upon completion of a preliminary valuation assessment and signing of the engagement letter. Commitment fees are non-refundable and fully earned and recognized at the time of receipt. There are no further performance obligations associated with the commitment fees.

Consulting Fees – Consulting fees including acquisition advisory services and transition readiness assessment services are earned and recognized upon completion of measurable milestones per the terms of the contract.

Success Fees – Success fees are earned only upon the closing of a transaction. Advisory services are provided throughout the contract period with no measurable milestones except the closing of the transaction. Since success fees are only earned in the event of a closing, revenue is recognized on success fees at the time of the closing.

NOTE 3 - GOODWILL

The Company has recorded goodwill related to a previous acquisition. Goodwill must be tested at least annually for impairment. Management of the Company has tested the goodwill for impairment and has determined that no impairment has occurred for the year ended December 31, 2021.

NOTE 4 - DEFINED CONTRIBUTION PLAN

The Company, as part of a controlled group, participated in a defined contribution retirement plan that is sponsored by an affiliate. Expenses of the plan are allocated under the expense sharing agreement (see note 5). The plan covers all employees of the Company. The Company may contribute a discretionary amount as determined by the members. Such contribution, if any, shall be allocated to participants in proportion to each participant's compensation. For the year ended December 31, 2021, the Company made contributions of $ -0- to the plan.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has a formal expense sharing agreement with an affiliate. The agreement provides that certain non-regulatory expenses, such as rent, payroll and office expenses, be paid by the affiliate on behalf of the Company. The agreement also provides a formula to determine how these expenses will be allocated between the parties. Payments are made to the affiliate to cover these expenses monthly.

Payments to the affiliate for these expenses for the year ended December 31, 2021 were $2,312,610; There was a balance of $6,425 due to the affiliate at December 31, 2021.

The expense sharing agreement was terminated on December 31, 2021 and is not being replaced with another agreement at this time. Effective January 1, 2022, expenses that were part of the expense sharing agreement will be direct expenses of the Company.

NOTE 6 - INCOME TAXES

The Company is not a taxpaying entity for federal and state income tax purposes although the Company is subject to local income taxes. On the federal and state level, income from the Company is taxed to the member at his individual income tax rates. Accordingly, there is no provision for federal or state income taxes.

Reporting periods ending after December 31, 2017 are subject to examination by taxing authorities.

NOTE 7 – MARKETING AND ADVERTISING EXPENSE

For the year ended December 31, 2021, the Company recorded marketing and advertising expenses of $4,415.

NOTE 8 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, EdgePoint Capital Advisors, LLC had net capital of $945,645, which was $940,645 in excess of its required net capital of $5,000. EdgePoint Capital Advisors, LLC's ratio of aggregate indebtedness to net capital was 5.54%.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not aware of any material commitments or contingencies.

NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 17, 2022, the date the financial statements are available for issue.

Effective January 1, 2022, the Company assumed the lease of the office facility in Beachwood, Ohio from a related party.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to recognize the following for all leases (with terms of more than 12 months) at the commencement date:

a) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and
b) A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term.

The net present value of the right of use asset and the lease liability is $919,934.

The future annual lease obligations under ASU 2016-02 are as follows:

2022	$206,112
2023	$206,112
2024	$206,112
2025	$206,112
2026	$171,760
	$996,208